FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2005

Current Technology Corporation (File#0-1984)

(Translation of registrant's name into English)

Suite 530 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

NEWSRELEASE

CURRENT TECHNOLOGY CORPORATION COMMENCES
MARKETING AND SALES IN JAPAN

Vancouver, BC, April 1 2005 - The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

A recent medical convention at the Granvia Hotel in Wakayama, Japan marked the commencement of marketing and sales for Current Technology Corporation’s (the”Company”)  patented TrichoGenesis platform in the world’s second largest national economy, Japan.  During the past nine months, the Company’s Singapore-based distributor, Gromark Consumers Enterprise, Pte. Ltd. (“Gromark”), has embarked on a thorough investigation to identify a dynamic partner to open the lucrative Japanese market.  After months of negotiations, including formal due diligence sessions held over three days in Vancouver during the last quarter of 2004, Gromark has identified Merveille Co. Ltd. (“Merveille”) of  Kyoto  its partner.

Founded in 1984, Merveille manufactures and distributes products into the health and beauty sectors throughout Japan.  Merveille’s due diligence team included Dr. Miyasaka, Assistant Professor Plastic Surgery, Tokai University School of Medicine.  Dr. Miyasaka was appointed Chairman of the Japan Society of Plastic Surgeons and Dermatologists at the aforementioned medical convention.  Dr. Miyasaka presented a poster at the convention summarizing the peer reviewed medical literature which has been published on Current Technology’s hair regrowth technology.  In addition to Dr. Miyasaka’s presentation, Merveille sponsored a booth and introduced Current Technology’s recently shipped equipment to dermatologists and plastic surgeons attending the convention.  Merveille has already initiated follow-up sales calls.

Gromark’s Managing Director Catherine Tan and Medical Director Dr. Eugene Hong, C.J. have worked tirelessly to develop a strong relationship with Merveille. Current Technology wishes to publicly express its appreciation for their efforts.  Dr. Hong commented on the Japanese market: “According to a survey reported in the Japan Times, about 60 percent of men in their 20s to 50s are worried about thinning hair, and nearly 40 percent of men in their 50s have used hair restorers.  For example, sales of a hair growth stimulant called RiUP selling at US$50 per bottle achieved sales of US$500 million in 2004.  These figures make Japan a very exciting market.  This is especially more so since the TrichoGenesis platform has excellent, valid and credible clinical data to back up claims made.  The Japan Times also reported an increase in size of the market, after being stagnant for the last five years.  We are confident the time is ripe for us to enter the Japanese market giving the Japanese consumers a hair loss solution that is scientific, effective, safe and clinically proven”.

“We continue to work effectively with Gromark”, stated COO Anthony J. Harrison, “and believe agreements for other countries in the region presently under negotiation will soon be finalized.”

“We look forward to developing a long-term relationship with Gromark/Merveille in Japan”, adds Current Technology CEO Robert Kramer.

About Gromark
In business for over 20 years and with strong regional business interests and networks throughout  the Asia Pacific region,  Gromark is based in Singapore.  Gromark commenced business as a trading company representing such international brands as British American Tobacco and Moet Hennessey Asia.  In recent years Gromark has evolved from general trading to a focus on health and beauty.

About Current Technology Corporation
Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology Corporation holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247
604-684-2727
rkramer@current-technology.com

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100

MEDIA:
Rob Wyse
216-577–1184
rob@mediafirstpr.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Current Technology Corporation

(Registrant)

By: "Robert Kramer"

(Signature)

Robert Kramer, CFO

Date: April 1, 2005